SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.

                               FORM U-57

            NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                   Filed under section 33(a) of the
        Public Utility Holding Company Act of 1935, as amended

              GUJARAT TORRENT ENERGY CORPORATION LIMITED

                 (Names of foreign utility companies)

                         MCN ENERGY GROUP INC.
                          500 Griswold Street
                       Detroit, Michigan  48226

                 (Name and Address of filing company)

    Please send a copy of all notices and correspondence concerning this Notice to:

                          Daniel L. Schiffer
                           MCN Energy Group
                          500 Griswold Street
                        Detroit, Michigan 48226

                                ITEM 1
                                ------

         State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

              MCN Energy Group Inc., a Michigan corporation ("MCN"), acting on behalf of Gujarat Torrent Energy Corporation Limited ("GTEC") a public company incorporated with liability under The Companies Act, India, hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that GTEC is a foreign utility company within the meaning of
    Section 33(a) of the Act.

    Name and Business Address:
    -------------------------
    Gujarat Torrent Energy Corporation Limited
    Torrent House
    Off Ashram Road
    Amedabad 380 009
    India

    Description of Facilities:
    -------------------------
              The jurisdictional facilities consist of a 655 MW gas/naptha power plant currently under construction at Bharuch, India and owned by GTEC.

    Ownership
    ---------
              Torrent Power Private Limited ("TPPL"), a public company incorporated with liability under The Companies Act, India, currently owns a 41.67% ownership interest in GTEC. In connection with GTEC's final capital call upon its shareholders for construction financing, Gujurat Power Corporation ("GPC"), a public company with liability under the Companies Act, India, currently owning a 16.67% interest in GTEC, has allocated subscription rights to TPPL. TPPL intends to exercise these rights thereby acquiring an additional 4.67% of the equity in GTEC and increasing TPPL's total ownership interest in GTEC to approximately 46.34%.

              GTEC's remaining issued and outstanding shares are owned by three companies in percentages as follows:

    o Powergen, a U.K. company, holds a 27.78% ownership interest in GTEC;

    o Siemens AG, a German company, holds a 13.88% interest in GTEC; and

    o As noted above, GPC currently owns a 16.67% interest in GTEC. Following TPPL's acquisition, GPC's equity interest in GTEC will decrease to 12%.

                                ITEM 2
                                ------

         State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

              As noted above, TPPL is an owner of GTEC. TPPL is an indirect partially-owned subsidiary of MCN. MCN is a public utility company incorporated in Michigan and a public utility holding company exempt from registration by order under section 3(a)(1) of the Act. MCN owns 100% of two public utility companies in Michigan, Michigan Consolidated Gas Company and Citizens Gas Fuel Company, each of which is a Michigan corporation. MCN also owns a one percent general and 46.5 percent limited partnership interest in a public utility company in Missouri, Southern Missouri Gas Company, L.P., a Missouri limited partnership. GTEC is an "affiliate" of MCN and an "associate company" of each of Michigan Consolidated Gas Company, Citizens Gas Fuel Company and Southern Missouri Gas Company, L.P. No portion of the purchase price of GTEC was paid directly by any domestic public utility company.


         State certifications, as required under section 33(a)(2) of the Act, have been received from the following state commissions and are attached hereto:

              Michigan
              Missouri


                               SIGNATURE
                               ---------

              The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                             MCN Energy Group Inc.

                             By:/s/Dominic Monterosso
                                __________________________________
                                Name:  Dominic Monterosso
                                Title: Attorney in fact for Daniel Schiffer

    Dated:  March 12, 1998


                             EXHIBIT INDEX
                             -------------

    Exhibit A - Michigan Certification

    Exhibit B - Missouri Certification


                                                              EXHIBIT A

                            STATE OF MICHIGAN

              BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                  ****

    IN THE MATTER OF THE APPLICATION             )
    OF MCN ENERGY GROUP INC., A MICHIGAN         )
    CORPORATION, FOR CERTIFICATION PURSUANT      )  CASE NO. U-11457
    TO SECTION 33(A)(2) OF THE PUBLIC            )
    UTILITY HOLDING COMPANY ACT OF 1935          )
    ---------------------------------------------

              At the July 31, 1997 meeting of the Michigan Public
    Service Commission in Lansing, Michigan.

              PRESENT:  Hon. John G. Strand, Chairman
                        Hon. John C. Shea, Commissioner
                        Hon. David A. Svanda, Commissioner

                                  ORDER
                                  -----

              On July 10, 1997, MCN Energy Group Inc. (MCN) filed an application for certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (PUHCA), 15 USC 79z-5b.

              MCN is a diversified energy holding company with natural gas markets and investments throughout North America. These operations encompass both utility and nonutility activities. The principal utility subsidiary of MCN is Michigan Consolidated Gas Company (Mich Con), a natural gas distribution and intrastate transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. Other utility subsidiaries of MCN are Citizens Gas Fuel Company and Southern Missouri Gas Company, L.P. MCN Investment Corporation (MCNIC) is a subholding company of MCN that owns subsidiaries engaged in oil and natural gas exploration and production, natural gas gathering and processing, gas marketing, gas storage, and power generation.

              On March 10, 1997, the Commission issued an order granting approval of MCN's request in Case No. U-11322 for certification regarding a $60 million investment by MCN and Torrent Exports Limited (TEL) in Torrent Power Private Limited
    (TPPL), formerly known as Torrent Power Limited Holding Company. The March 10, 1997 order required that MCN provide notice to the
    Commission of any future investments in that project.   MCN
    states that it intends to invest an additional $150 million dollars in TPPL.

              TPPL currently owns a 30% interest in a 655 megawatt
    (MW) natural gas/naphtha-fired electric generation project currently under construction near the city of Bharuch, India, (Bharuch Project) and an interest in two electric distribution companies, the Surat Electric Company Ltd. (SECL) and the Ahmedabed Electric Company Ltd. (ACEL). SECL currently serves about 350,000 customers and AECL serves about 850,000 customers.

              MCN proposes to add approximately $150 million to its investment in TPPL, of which about $100 million will be used to purchase additional shares in AECL and SECL. The remaining $50 million may be used by TPPL to obtain, in conjunction with TEL, an additional 28% share in the Bharuch Project. MCN represents that the $150 million investment accounts for less than 4% of MCN's total assets. MCN will provide at least 30 days' notice of the intent to make additional foreign investment or to increase MCN's interest in TPPL.

              MCN states that TPPL will operate totally separate from MCN or any of its American subsidiaries. MCN further asserts that the proposed transaction will have no detrimental effect on MCN's financial viability, its capital structure or cost of capital, or tax revenues of Michigan political subdivisions. It further states that the proposed transaction is not detrimental to the public interest.

              MCN states that it will not seek to recover from its Michigan customers the direct or indirect costs of the investment in TPPL. In addition, MCN commits to providing access to books and records reasonably necessary for the Commission to exercise its jurisdiction. MCN acknowledges that the requested certification does not constitute approval of the proposed investment or a finding that the investment is reasonable.

              MCN represents that it is exempt from regulation under PUHCA. MCN further represents that TPPL is a foreign utility as defined by PUHCA and will be exempt from regulation under PUHCA if every state commission having jurisdiction over the electric or gas rates of an affiliated utility company certifies that the state commission has the authority and resources to protect the utility's ratepayers and that it intends to exercise that authority. MCN requests that the Commission grant that certification with respect to Mich Con.

              After a review of the application, the Commission finds that it is appropriate to certify that it has the authority and resources under Michigan law to protect Michigan's utility ratepayers and that it intends to exercise that authority. The Commission further finds that ex parte approval is appropriate. The Commission grants the requested certification while reserving the right to prospectively revoke it, as PUHCA permits, and on the condition that Mich Con not seek to recover from Michigan ratepayers any direct or indirect costs of the investment in foreign utilities. Furthermore, the granting of the certificate is not approval or endorsement of the transaction. Finally, MCN and its affiliates shall provide the Commission at least 30 days' notice of the intent to make additional foreign investment or to increase MCN's interest in TPPL.

              The Commission FINDS that:

              a. Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551 et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; 15 USC 79z-5b; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

              b. With respect to the transaction described in MCN's application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

              c.   Ex parte approval is appropriate.

              THEREFORE, IT IS ORDERED that certification requested by MCN Energy Group Inc. pursuant to 15 USC 79z-5b is granted. With respect to the transaction described in the application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

              The Commission reserves jurisdiction and may issue further orders as necessary.

              Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

                        MICHIGAN PUBLIC SERVICE COMMISSION


                        /s/ John G. Strand
                        -------------------------------------
                        Chairman

    (SEAL)
                        /s/ John C. Shea
                        -------------------------------------
                        Commissioner


                        /s/ David A. Svanda
                        -------------------------------------
                        Commissioner


    By its action of July 31, 1997.


    /s/ Dorothy Wideman
    ------------------------------------
    Its Executive Secretary


                                                             EXHIBIT B

                                       STATE OF MISSOURI
                                  PUBLIC SERVICE COMMISSION

                                    At a Session of the Public Service
                                         Commission held at its office
                                         in Jefferson City on the 6th
                                         day of August, 1997.

    In the Matter of the Application         )
    of MCN Corporation d/b/a MCN             )
    Energy Group, Inc., a Michigan           )
    Corporation, for Certification           )  CASE NO. GO-98-17
    Pursuant to Section 33(a)(2)             )  -----------------
    of the Public Utility Holding            )
    Company Act of 1935.                     )

                       ORDER APPROVING APPLICATION,
                       ============================
                   APPROVING STIPULATION AND AGREEMENT
                   ===================================
                    AND DIRECTING EXECUTIVE SECRETARY
                    =================================
                      TO ISSUE CERTIFICATION LETTER
                      =============================

              On July 11, 1997, MCN Corporation d/b/a MCN Energy Group Inc. ("MCN") filed an application for certification pursuant to
    Section 33(a)(2) of the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. SECTION 79z-5b.

              MCN is a diversified energy holding company with natural gas markets and investments throughout North America. These operations encompass both utility and nonutility activities. The utility subsidiaries of MCN are Michigan Consolidated Gas Company ("MichCon"), a natural gas distribution and intrastate transmission company serving 1.2 million customers in more than 500 communities throughout Michigan; Citizens Gas Fuel Company, a natural gas utility serving the City of Adrian, Michigan, and surrounding communities; and Southern Missouri Gas Company, L.P. ("SMGC"), of which MCN owns 47.5 percent. SMGC is a natural gas utility serving 15 communities in southern Missouri. MCN Investment Corporation ("MCNIC") is a sub-holding company of MCN that owns subsidiaries engaged in oil and natural gas exploration and production, natural gas gathering and processing, gas marketing, gas storage, and power generation.

              MCN jointly owns Torrent Power Private Limited ("TPPL"), a corporation formed under the laws of India, with Torrent Exports Limited, also a corporation formed under the laws of India. The Commission approved MCN's application for certification of an initial investment of approximately $60 million in TPPL in Case No. GO-97-352 on March 28, 1997. In that case, MCN represented that its initial investment in TPPL accounted for less than two percent of MCN's total assets. In Case No. GO-97-352, MCN's application referred to TPPL as Torrent Power Limited Holding Company ("TLP").

              MCN seeks to invest an additional $150 million in TPPL. TPPL will use $100 million to purchase a controlling interest in Ahmedabad Electricity Ltd. ("AECL") and Surat Electricity Company, Ltd. ("SECL"). Currently TPPL owns 21.4 percent of AECL and 42.5 percent of SECL. MCN believes that with a controlling interest in these two electric distribution companies, TPPL will be better positioned to improve operations, enhance the distribution area, increase generating capacity and reduce transmission losses.

              Of the remaining $50 million, TPPL and MCN are evaluating the possibility of acquiring an additional 28 percent share in Gujurat Torrent Energy Corporation 1 ("GTEC 1"). GTEC 1 is a project company set up to build, own and operate a 655 MW power generation facility near Bharuch, Gujurat. The 28 percent share may become available if the government of India decides to make the shares available to partners currently owning a stake in GTEC 1.

              MCN states that TPPL will continue to operate totally separate from MCN or any of its American-based subsidiaries. MCN further asserts that the proposed transaction will have no detrimental impact on the financial viability, capital structure or cost of capital of MCN, MCNIC, or SMGC. MCN commits that no SMGC assets will be pledged or encumbered in connection with this investment. In addition, MCN asserts that the proposed transaction will have no impact on the tax revenues of Missouri political subdivisions in which any structure, facility or equipment of MCN or its subsidiaries are located, and that the proposed transaction is not detrimental to the public interest.

              MCN states that it will not seek to recover from its Missouri customers the direct or indirect costs of the investments in TPPL. In addition, MCN commits to providing access to books and records reasonably necessary for the Commission to exercise its jurisdiction. MCN acknowledges that the requested certification does not constitute approval of the proposed investment or a finding that the investment is reasonable.

              MCN represents that it is exempt from regulation as a holding company under PUHCA pursuant to Section 3(a)(1), 15 U.S.C.
    SECTION 79(a)(1). MCN further represents that TPPL is a foreign utility as defined by PUHCA and will be exempt from regulation under PUHCA if every state commission having jurisdiction over the electric or gas rates of an affiliated utility company, certifies that the state commission has the authority and resources to protect the utility's ratepayers and it intends to exercise that authority.
    MCN therefore requests that the Commission grant that certification with respect to SMGC.

              On July 31, 1997, the Staff of the Missouri Public Service Commission (Staff) filed a memorandum to the official case file and a Stipulation and Agreement. In order to ensure that Staff has information necessary to protect SMGC's ratepayers, MCN has agreed to five conditions in consideration for the Staff memorandum recommending that the Commission issue a certification letter. The Stipulation and Agreement is attached to this order and designated Attachment B.

              After review of the application, the Stipulation and Agreement and Staff's memorandum, the Commission finds that approval of the application and Stipulation and Agreement is appropriate. The Commission concludes that it should grant the requested certification while reserving the right to prospectively revoke it, as permitted by Section 715 of the 1992 Energy Policy Act, and on the condition that SMGC not seek to recover from its ratepayers any direct or indirect costs of the investment in foreign utilities. Furthermore, the granting of the certificate is not approval or endorsement of the transaction. Finally, the Commission finds that the certification letter attached hereto as Attachment A fulfills the requirements of PUHCA and should be sent to the Securities and Exchange Commission.

              IT IS THEREFORE ORDERED:

              1. That the application filed by MCN Corporation d/b/a MCN Energy Group, Inc. on July 11, 1997 is approved.

              2. That the Stipulation and Agreement filed by MCN Corporation d/b/a MCN Energy Group, Inc. and the Staff of the
    Missouri Public Service Commission on July 31, 1997 is hereby approved.

              3. That nothing in this order shall be considered a finding by the Commission of the value of this transaction for ratemaking purposes, and the Commission reserves the right to consider the ratemaking treatment to be afforded these financing transactions and their results in cost of capital in any later proceeding.

              4. That this order shall not be deemed to be precedent for any future financing even if the facts may be similar.

              5. That any adverse financial effects of this acquisition shall be borne by company stockholders and not by Missouri ratepayers.

              6. That the Executive Secretary of the Commission shall send the letter attached hereto as Attachment A, including the recommendation of the Staff of the Commission in this case and a copy of this order as attachments to the letter, to the Securities and Exchange Commission.

              7.   That this order shall become effective on August
    11, 1997.

                                       BY THE COMMISSION


                                       /s/  Cecil I. Wright
                                       --------------------
                                       Cecil I. Wright
                                       Executive Secretary
    (S E A L)

    Zobrist, Chm., Crumpton, Murray,
    Lumpe and Drainer, CC., concur.

    ALJ: George


                   BEFORE THE PUBLIC SERVICE COMMISSION
                            STATE OF MISSOURI

    In the Matter of the Application of MCN      )
    Corporation d/b/a/ MCN Energy Group Inc.     )
    a Michigan corporation for certification     ) Case No. GO-98-17
    pursuant to Section 33(a)(2) of the          )
    Public Utility Holding Company Act of        )
    1935.                                        )

                        STIPULATION AND AGREEMENT
                        -------------------------

          On July 11, 1997, MCN Corporation d/b/a MCN Energy
    Group, Inc. ("MCN" or "Applicant") filed an Application with the Commission requesting certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. MCN is a
    Michigan holding corporation that owns 47.5% of Southern Missouri
    Gas Company, L.P. ("SMGC"), a Commission regulated natural gas utility that serves 15 communities in southern Missouri.
    According to the Application, MCN intends to invest through Torrent Power Private Limited ("TPPL") an additional US $100 million dollars in shares of Ahmedabad Electricity Company Ltd ("AECL") and Surat Electricity Company Ltd ("SECL"), two electric distribution companies located in the state of Gujurat, India.(1)
    In addition, the Application states that MCN, along with its partner Torrent Exports, Ltd, is evaluating the possible investment of US $50 million for an additional 28% share in Gujurat Torrent Energy Corporation 1 ("GTEC 1") GTEC 1 is a project company set up to build, own and operate a 655 MW power generation facility near Bharuch, Gujurat.(2) The Application sought

    ----------------------

               (1) MCN previously received a similar certification from the Commission in Case No. GO-97-352 in connection with its plan to invest up to US $70 million in Torrent Power Private Ltd ("TPPL"). TPPL currently owns 21.4% and
          42.5% of AECL and SECL, respectively. If successful in purchasing additional shares, TPPL will have an controlling interest in AECL and SECL.

               (2) MCN previously received a similar certification from the Commission in Case No. GO-97-352 in connection with its plan to invest through TPPL in GTEC 1.


    certification by the Commission that it has the authority and resources to protect ratepayers of SMGC from any impacts of the India investments and that it intends to exercise that authority.

              In order to ensure that it has the information necessary to protect SMGC ratepayers, the Staff has requested certain commitments from MCN. In consideration for the Staff recommendation that the Commission issue a certification letter, the Company agrees that:

              1. MCN, its affiliates and its subsidiaries agree to make available to the Missouri Pubic Service Commission and its staff at reasonable times and places all books, records, employees and officers of MCN and any affiliate or subsidiary of MCN, provided that MCN and any affiliate or subsidiary of MCN shall have the right to object to such production of records of personnel on any basis under applicable Missouri law and Missouri Public Service Commission rule, excluding any objection that such records and personnel are not subject to the Missouri Public Service Commission's jurisdiction.

              2. MCN will notify the Commission Staff of any and all affiliated transactions in which any costs, assets or equity could be assigned from, or to, Southern Missouri Gas Company, L.P., from MCN or any MCN affiliate or subsidiary, and will maintain all records related to such affiliated transactions for review by Commission Staff.

              3. The Staff is recommending that MCN receive approval for a $175 million investment in TPPL. MCN shall file a new certification letter from the Missouri Public Service Commission for any additional outlays in TPPL which may be made in the future.

              4. MCN agrees that no investments will be made inconsistent with the specific investments and corporate structure proposed in the Application.

              5.   MCN will notify the Missouri Public Service
    Commission and its staff of any transaction between any affiliated foreign company or affiliate or associated company thereof and any public utility subject to Missouri Public Service Commission jurisdiction.

              None of the signatories to this Stipulation and Agreement shall be deemed to have approved or acquiesced in any ratemaking or procedural principle, any method of cost determination or cost allocation, or any service or payment standard; and none of the signatories shall be prejudiced or bound in any manner by the terms of this Stipulation and Agreement in this or any other proceeding, except as otherwise expressly specified herein.

              This Stipulation and Agreement has resulted from extensive negotiations among the signatories and the terms hereof are interdependent. In the event the Commission does not approve and adopt this Stipulation and Agreement in total, then this Stipulation and Agreement shall be void and no signatory shall be bound by any of the agreements or provisions hereof.

              In the event the Commission accepts the specific terms of this Stipulation and Agreement, the Parties waive, with respect to the issues resolved herein: their respective rights pursuant to Section 536.080.1, RSMo 1994,(3) to present testimony, to cross-

    ---------------------

               (3) All statutory references are to Revised Statutes of Missouri 1994, unless otherwise noted.


    examine witnesses, and to present oral argument and written briefs; their respective rights to the reading of the transcript by the Commission pursuant to Section 536.080.2; and their respective rights to judicial review pursuant to Section 386.510.

              If requested by the Commission, the Staff shall have the right to submit to the Commission a memorandum explaining its rationale for entering into this Stipulation and Agreement. Each Party of Record shall be served with a copy of any memorandum and shall be entitled to submit to the Commission, within five (5) days of receipt of Staff's memorandum, a responsive memorandum which shall also be served on all parties. All memoranda submitted by the Parties shall be considered privileged in the same manner as are settlement discussions under the Commission's rules; shall be maintained on a confidential basis by all Parties; and shall not become a part of the record of this proceeding or bind or prejudice the party submitting such memorandum in any future proceeding or in this proceeding, whether or not the Commission approves this Stipulation and Agreement. The contents of any memorandum provided by any Party are its own and are not acquiesced in or otherwise adopted by the other signatories to this Stipulation and Agreement, whether or not the Commission approves and adopts this Stipulation and Agreement.

              The Staff shall also have the right to provide, at any agenda meeting at which this Stipulation and Agreement is noticed to be considered by the Commission, whatever oral explanation the Commission requests, provided that the Staff shall, to the extend reasonably practicable, promptly provide other Parties with advance notice of when the Staff shall respond to the Commission's request from Staff (and afford all such parties, to the maximum extent practicable, the right to be present at such oral explanation). Staff's oral explanation shall be subject to public disclosure, except to the extent it refers to matters which are privileged or protected from disclosure pursuant to any Protective Order issued in this case.

              In the event the Missouri Public Service Commission does not issue a certification letter in this docket, this Stipulation and Agreement shall be void.

                                   Respectfully submitted,


    /s/ James M. Fischer           /s/ Marc Poston
    --------------------------     ---------------------------
    James M. Fischer               Marc Poston
    Mo. Bar No. 27543              Mo. Bar. No. 45722
    Attorney at Law                Assistant General Counsel
    101 West McCarty Street        Missouri Public Service
    Suite 215                        Commission
    Jefferson City, MO 65101       P.O. Box 360
                                   Jefferson City, MO 65102
    Telephone: (573) 636-6758      Telephone:     (573) 751-8701
    Fax:       (573) 636-0383      Fax:           (573) 751-9285

    Attorney for                   Attorney for the Staff of the
    MCN Corporation d/b/a            Missouri Public Service
    MCN Energy Group Inc.            Commission


                          CERTIFICATE OF SERVICE
                          ----------------------

         I do hereby certify that a true and correct copy of the foregoing document has been hand-delivered or mailed, postage prepaid, this 31st day of July, 1997, to:

                        Office of the Public Counsel
                        P.O. Box 7800
                        Jefferson City, Missouri 65102

                        /s/ James M. Fischer
                        ----------------------------
                        James M. Fischer


            [ON MISSOURI PUBLIC SERVICE COMMISSION LETTERHEAD]

                                  August 6, 1997


    Securities and Exchange Commission
    450 Fifth Street, N.W.
    Washington, D.C.  20549

                   Re:  MCN Corporation d/b/a MCN Energy
                        Group Inc.
                        --------------------------------

    Gentlemen:

              MCN Corporation d/b/a MCN Energy Group Inc. ("MCN"), doing business in the state of Missouri as a public utility through its operating subsidiary, Southern Missouri Gas Company, L.P. ("SMGC"), has advised this Commission that MCN Investment Corporation ("MCNIC"), a sub-holding company of MCN, has reached a preliminary agreement with Torrent Exports Limited ("TEL"), a corporation formed under the laws of India, to jointly own Torrent Power Private Limited ("TPPL"), a corporation formed under the laws of India. TPPL will initially own interests in: (1) a 655 MW natural gas/naptha fired electric generation project currently under construction near the city of Bharuch, India ("Bharuch Project"); (2) the Surat Electric Company ("SECL"), an electric distribution company; and (3) Ahmedabed Electric Company ("AECL"), an electric distribution company. MCNIC made an initial equity investment of approximately $60 million in TPPL. MCNIC has now expressed its intention to make an additional equity investment of approximately $150 million in TPPL.

              MCN has filed or will file a Notification of Foreign Utility Company Status with the Securities and Exchange Commission under Section 33 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA" or the "ACT"), in respect to the TPPL investments. In connection therewith, MCN will file with this Commission a copy of its Notifications to the Securities and Exchange Commission. MCN has asked this Commission to provide you with the certification contemplated by the applicable provisions of the PUHCA.

              The Missouri Public Service Commission has jurisdiction over the retail natural gas rates of SMGC in the state of Missouri and hereby certifies that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that the Commission intends to exercise its authority with respect to MCN's proposed investment in TPPL. The Commission notes that this certification may be revised or withdrawn prospectively as to any future acquisition. In making this certification, this Commission is relying on the belief that the Securities and Exchange Commission will enforce all sections of PUHCA which govern MCN's proposed investment in TPPL for which it has jurisdiction.

                                  Sincerely,

                                  /s/  Cecil I. Wright
                                  --------------------
                                  Cecil I. Wright
                                  Executive Secretary
                                  (573) 751-3048

    Attachments

    cc:  Mr. Robert Wason
         Securities and Exchange Commission
         Office of Public Utility Regulation
         Division of Investment Management
         450 Fifth Street, N.W.
         Washington, D.C.  20549

         Mr. William K. McCrackin
         Vice Chairman and Chief Financial Officer
         c/o Jamie Fields
         MCN Energy Group Inc.
         500 Griswold Street
         Detroit, Michigan  48226

         Mr. James M. Fischer
         Attorney at Law
         101 West McCarty Street, Suite 215
         Jefferson City, Missouri  65101


                                 MEMORANDUM
                                 ----------

TO:    Missouri Public Service Commission Official Case File,
       Case No. GO-98-17, MCN Corporation

FROM:  David P. Broadwater, Financial Analysis Department

       /s/ Cecil I. Wright 7/31/97      /s/Thomas R. Schwartz, Jr. 7/31/97
       -------------------------------  ----------------------------------
       Director - Utility Services      General Counsel's Office/Date
         Division/Date

SUBJECT:  Staff Recommendation Regarding MCN's Application for a
          Commission Issued Letter of Certification to be Sent to the Securities and Exchange Commission,

DATE:     July 30, 1997

                              MCN CORPORATION
                              ---------------

     On July 11, 1997, MCN Corporation d/b/a MCN Energy Group Inc. (MCN or Company) filed an Application with the Missouri Public Service Commission (Commission) requesting that a letter of certification be approved and sent to the Securities and Exchange Commission pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (PUHCA). This section of PUHCA allows a regulatory reporting exemption to a foreign utility company, where the state commission with jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate of a foreign utility company must certify to the Securities and Exchange Commission "that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

     MCN, a Michigan corporation, is a diversified energy company with natural gas markets and investments throughout North America. MCN has utility operations that are both regulated and non-regulated. The regulated utility subsidiaries are Michigan Consolidated Gas Company, Citizens Gas Fuel Company and Southern Missouri Gas Company, L.P. MCN Investment Corporation (MCNIC) is a sub-holding company of MCN with subsidiaries engaged in oil and natural gas exploration and production, natural gas gathering and processing, gas marketing, gas storage and power generation.

     MCNIC jointly owns Torrent Power Private Limited (Torrent Power), a corporation formed under the laws of India, with Torrent Exports Limited (Torrent Exports), a corporation formed under the laws of India. MCNIC made an initial investment of $70 million in Torrent Power, and now is seeking approval to invest another $150 million in Torrent Power. Torrent Power will use approximately $100 million to purchase a controlling interest in Ahmedabad Electricity Ltd. (AECL) and Surat Electricity Ltd. (SECL). Torrent Power currently owns 21.4 percent of AECL and 42.5 percent of SECL. MCN believes that Torrent Power will be better positioned to improve operations, enhance the distribution area, increase generating capacity and reduce transmission losses with a controlling interest in the companies.

     Torrent Power is evaluating the possibility of using the additional $50 million to acquire up to an additional 28 percent share in Gujurat Torrent Energy Corporation 1 (GTEC 1). "GTEC 1 is a project company set up to build, own and operate a 655 MW power generation facility near Bharuch, Gujurat. The 28% share may become available if the government of India decides to make the shares available to partners currently owning a stake in GTEC 1."

     MCN's latest write up in The Value Line Investment Survey:
     Ratings & Reports, dated June 27, 1997, states the following:

          ... This year alone, the company plans to spend over $l.l billion to further expand its industry reach through acquisitions, joint ventures and other capital investments. MCN has several opportunities in all three of the segments that make up MCNIC. For example, MCN recently entered into a power-generation joint venture agreement in India. By the end of this year, these nonregulated businesses will probably account for about 40% of total revenue, and, by the year 2000, that percentage may grow to 60%. (They were 36% last year)

     The Commission Staff had several concerns with the Application but the Company has agreed to the conditions below in a Stipulation and Agreement filed with the Commission on July 31, 1997. Therefore, the Commission Staff is recommending approval of MCN's Application requesting that a letter of certification be approved and sent to the Securities and Exchange Commission, pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 with the following conditions:

     1) MCN, its affiliates and its subsidiaries agree to make available to the Missouri Public Service Commission and its Staff at reasonable times and places all books, records, employees and officers of MCN and any affiliate or subsidiary of MCN, provided that MCN and any affiliate or subsidiary of MCN shall have the right to object to such production of records or personnel on any basis under applicable Missouri law and Missouri Public Service Commission rule, excluding any objection that such records and personnel are not subject to the Missouri Public Service Commission's jurisdiction.

     2) MCN shall notify the Missouri Public Service Commission of any and all affiliated transactions in which any costs, assets or equity could be assigned from, or to Southern Missouri Gas Company, L.P., from MCN or any MCN affiliate or subsidiary and will maintain all records of any such affiliated transaction for Commission Staff review.

     3) MCN shall file for a new certification letter from the Missouri Public Service Commission for any additional capital outlays in Torrent Power which may be made in the future over $175 million.

     4) MCN agrees that no investments shall be made inconsistent with the specific investments and corporate structure proposed in the Application.

     5) MCN shall notify the Missouri Public Service Commission and its Staff of any transaction between any affiliated foreign company or any affiliate or associated company thereof and any public utility subject to Missouri Public Service Commission jurisdiction.

     LEGAL ISSUES
     ------------

     The Energy Policy Act and Public Utility Holding Company Act implications of MCN's proposed transactions are addressed in the memorandum from the General Counsel's Office, attached as Attachment A. Additionally, on Attachment A, is a proposed modification to the requested letter to be sent to the Securities and Exchange Commission.

     RECOMMENDATION
     --------------

     In addition to the above conditions which were agreed to by the Company, the Staff recommends the Commission's Order include the following conditions:

     1) That nothing in the Commission's order shall be considered a finding by the Commission of the value of this transaction for rate making purposes, and that the Commission reserves the right to consider the rate making treatment to be afforded these financing transactions and their results in cost of capital in any later proceeding.

     2) That the Commission's order shall not be deemed to be precedent for any future financing even if the facts may be similar.

     3) That any adverse financial effects of this acquisition be borne by Company stockholders and not by Missouri ratepayers.

     4) That the Staff's recommendation and the Commission's order be included as attachments to the certification letter to the Securities and Exchange Commission.

     5) That the certification letter with the Staff proposed modified language be sent to the Securities and Exchange Commission.

     Attachment: A: General Counsel's Memorandum

     Copies:   Director - Utility Services Division
               Director - Policy and Planning Division
               Director - Utility Operations Division
               General Counsel
               Manager - Financial Analysis Department
               Manager - Accounting Department
               Manager - Energy Department
               Michael J. Way, MCN Energy Group, Inc.
               James M. Fischer, Attorney for MCN Energy Group, Inc. Office of the Public Counsel


                                                          Attachment A

                                 MEMORANDUM

     TO:       Missouri Public Service Commission's Official Case File

     FROM:     Marc Poston

     RE:       Case No. GO-98-17 MCN Corporation

     DATE:     July 29, 1997

          Section 715 of the 1992 Energy Policy Act added a new section to the Public Utility Holding Company Act of 1935 (PUHCA) which exempts a foreign utility company from the provisions of PUHCA. A copy of Section 715 is attached as Attachment A. Under the exemption, the state commission with jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate of a foreign utility company must certify to the Securities and Exchange Commission (SEC) "that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." See Section (a)(2) of Attachment A.

          MCN Corporation requests that the Commission send a certification letter consistent with the above statute to the SEC. The Commission ordered a similar certification letter in MCN's application for certification to the SEC in Case No. GO-97-
     352. That letter dated March 28, 1997 is attached hereto as Attachment B. See Attachment B.

          The letter appears to meet the requirements of the statute. As the Commission is aware, even though it may file a certification letter for this particular foreign investment by MCN, it may revise or withdraw its certification as to any future acquisition. See, Section (a)(2) of Attachment A. In addition, the General Counsel's Office recommends that the Commission's Report and Order contain language expressly limiting its findings to this particular filing so that MCN and other applicants cannot use this certification as precedent for future diversification. The General Counsel's Office suggests the following language:
     "This Order shall not be deemed to be precedent for any future financing even if the facts may be similar."

          As outlined in Staff's recommendation, MCN has made commitments to the Staff. The General Counsel's Office recommends that the certification letter reflect that MCN has made these commitments. The General Counsel's Office believes that the Staff recommendations and Commission Order should be included as attachments to the certification letter.

          The General Counsel's Office recommends that the certification letter be sent to the SEC.